UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

April 17, 2003

SKF
(Exact name of registrant as specified in its charter)

Hornsgatan 1 Goteborg, Sweden
(Address of principal executive offices)

000-13722
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

SKF First-quarter report 2003

Stable earnings

The SKF Group reports a profit before taxes of MSEK 802 (761) for the first quarter of 2003. Earnings per share for the first quarter were SEK 4.94 (4.64).

Total sales, calculated in local currencies, grew in Europe during the first quarter 2003 compared with the same period last year. In North America sales were fairly flat compared with last year, while in the Asian region sales continued to grow strongly.

Outlook:

The overall market demand for the Group's products and services is expected to remain relatively unchanged in the second quarter. Manufacturing levels, which were higher than sales in the first quarter, will be adjusted downwards during the second quarter.

Summary:

  The operating profit for the first quarter 2003 was MSEK 944 (903).
  The operating margin for the SKF Group for the first quarter of 2003 amounted to 9.0% (8.5).
  Cash flow after investments before financing was MSEK 47 (-112).
  Net sales amounted to MSEK 10 541 (10 665).
  The decrease of 1.2% in net sales was attributable to: structure 0.7%, volume

6.2%, price/mix 1.2% and currency effect - 9.3%.
  Net profit amounted to MSEK 562 (529).

The Group's financial net for the first quarter was MSEK -142 (-142). Additions to tangible assets totalled MSEK 304 (289). At the end of March, the Group's inventories amounted to 22.2% (21.0) of annual sales. The equity/assets ratio was 41.2% (41.2). Return on capital employed for the 12-month period ended March 31 was 17.4% (14.8). Return on equity was 16.0% (13.7). The registered number of employees was 39 645 (38 205). The increase is due to a number of acquisitions.

Exchange rates for the first quarter 2003, compared with first quarter 2002, had a negative effect on SKF's profits before taxes to an estimated amount of MSEK 160.

New accounting principles

SKF implemented the Swedish accounting principle RR 29 "Employee Benefits" as of January 1, 2003, which is based on the International Accounting Standard (IAS) 19. The one time effect of this change in accounting principle was MSEK -1 447 after tax and was charged against equity in accordance with RR 5 "Accounting for changes in accounting principles".

As of January 1, 2003, the Swedish accounting principles RR 25 "Segment Reporting" has been implemented. Thus, information in this press release regarding business segments has been adjusted to comply with RR 25. SKF's primary segment format is in line with the SKF operational division structure.

New President and CEO and new target

Since the President and Chief Executive Officer Sune Carlsson had announced his decision to retire from SKF with effect from the Annual General Meeting 2003, the Board of Directors of AB SKF decided to appoint Tom Johnstone as the new President and CEO of SKF.

The new target for the SKF Group is to maintain an operating margin at the 10% level and achieve SEK 10 billion of additional annual net sales 2005/2006.

To achieve the target the focus will be on further development of operational excellence, organic growth and acquisitions. The organic growth should come from geographical expansion, fast growing customer segments, the aftermarket, service business and new products. The acquisitions should contribute about one third of the additional net sales.

Divisions

The result by Division is based on SKF management reporting.

Industrial Division

Operating result for the first quarter amounted to MSEK 370 (376), resulting in an operating margin of 9.5% (9.5) on total sales (sales and deliveries to external and internal customers).

External sales amounted to MSEK 2 536 (2 493), an increase of 1.7%. Total sales for the quarter were MSEK 3 890 (3 950).

Sales in Europe and Asia increased during the quarter compared to the same period for 2002. Sales in the North American market remained flat.

The SKF Explorer family of high performance bearings was expanded during the quarter with the incorporation of the spherical roller thrust bearing. These bearings are used in industrial and marine transmissions, vertical pumps and a variety of other applications.

Automotive Division

Operating result for the first quarter amounted to MSEK 174 (123), resulting in an operating margin of 4.6% (3.2) on total sales (sales and deliveries to external and internal customers).

External sales amounted to MSEK 3 441 (3 457), a decrease of 0.5%. Total sales for the quarter were MSEK 3 812 (3 831).

Sales of bearing and seal products to the car and the light truck industry increased in Europe compared to the first quarter last year. Also in North America sales were higher than in the same period a year ago.

Sales to the heavy trucks industry increased in Europe but declined in North America, compared with the same period 2002. Sales to the vehicle service market in Europe grew compared with the first quarter last year but declined in North America.

Electrical Division

Operating result for the first quarter amounted to MSEK 80 (73), resulting in an operating margin of 4.7% (4.4) on total sales (sales and deliveries to external and internal customers).

External sales amounted to MSEK 502 (493), an increase of 1.8%. Total sales for the quarter were MSEK 1 690 (1 675).

Sales in the first quarter were higher than in the corresponding period last year in both Asia and Europe. In February the first channel in the new Shanghai factory started series production of ball bearings.

Decision was taken to establish a development centre for two-wheelers in Bangalore, India. The centre will focus on completely new technologies.

Service Division

The operating result for the first quarter amounted to MSEK 294 (275), resulting in an operating margin of 8.4% (7.8) on total sales (sales and deliveries to external and internal customers).

External sales amounted to MSEK 3 083 (3 176), a decrease of 2.9%. Total sales for the quarter were MSEK 3 493 (3 539).

Sales were flat in West Europe but declined significantly in North America compared with the first quarter 2002. In Asia, sales continued to grow strongly. In both Latin America and Central and East Europe sales grew during the quarter.

Reliability Services continued to sign mayor product and service contracts around the world, including customers in the mining industry in Australia, in the paper industry in Mexico and in the cement industry in Thailand.

Aero and Steel Division

The operating result for the first quarter amounted to MSEK 47 (60), resulting in an operating margin of 2.8% (3.5) on total sales (sales and deliveries to external and internal customers).

External sales amounted to MSEK 971 (1 042), a decrease of 6.8%. Total sales for the quarter were MSEK 1 681 (1 732).

Sales to the aerospace industry were significantly weaker compared with the corresponding period 2002. The first deliveries of composite rods from the Group's French subsidiary SARMA to the new Airbus A380, were made during the quarter.

Ovako Steel, previously the Steel Division and today part of the Aero and Steel Division, reported external sales of MSEK 442 (442). Total sales for the quarter were MSEK 829 (822). The share of non SKF customers has increased. The operating result for the first quarter amounted to MSEK 8 (-9).

Previous Outlook statement

The recovery in the market demand for SKF's products and services is expected to continue during the first quarter. The production volume will be kept at the present level.

Overhead presentation from SKF

An overhead presentation will be published on SKF's website at the following address: http://investors.skf.com (choose Presentations)

Cautionary statement

This report contains forward-looking statements that are based on the current expectations of the management of SKF.

Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially form those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKFs latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, April 15, 2003

Aktiebolaget SKF

(publ.)

Sune Carlsson

President and CEO

Enclosures:

Consolidated financial information

Consolidated balance sheets

Consolidated statements of cash flow

Consolidated financial information - yearly and quarterly comparisons (Group and Divisions/Segments)

The accounting principles and methods of calculation are those described in Note 1 in the Annual Report 2002. The report has not been audited by the Company's auditors.

The SKF Half-year report 2003 will be published on Monday, July 14, 2003.

Further information can be obtained from:

Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com

Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com

Enclosure 1

CONSOLIDATED FINANCIAL INFORMATION (MSEK)
	Jan-March 2003	Jan-March 2002

Net sales	10 541	10 665
Cost of goods sold	-8 023	-8 155

Gross profit	2 518	2 510

Selling and administrative expenses	-1 619	-1 642
Other operating income/expense - net	40	34
Result of associated companies	5	1

Operating profit	944	903

Operating margin, %	9.0	8.5

Financial income and expense - net	-142	-142

Profit before taxes	802	761

Taxes	-225	-231

Profit after taxes	577	530

Minority interest	-15	-1

Net profit	562	529

Earnings per share after tax, SEK	4.94	4.64

Diluted earnings per share after tax, SEK	4.94	4.64

Additions to tangible assets	304	289

Number of employees registered	39 645	38 205

Return on capital employed for the 12-month period ended March 31, %	17.4	14.8

Number of shares*	March 31, 2003	Dec 31, 2002

Total number of shares	113 837 767	113 837 767
- whereof A-shares	28 704 282	32 383 377
- whereof B-shares	85 133 485	81 454 390

* Since the decision was taken to insert a share conversion right of A-shares to B-shares at SKF's Annual General Meeting on April 18, 2002, 20 552 050 A-shares has been converted to B-shares.

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)
	March 2003	Dec 2002**)

Intangible assets	1 563	1 855

Tangible assets	12 093	12 418

Investments and long-term financial assets	942	1 762
Total capital assets	14 598	16 035

Inventories	9 387	8 987

Short-term assets	9 017	8 125

Short-term financial assets	5 661	5 530
Total short-term assets	24 065	22 642

TOTAL ASSETS	38 663	38 677

Shareholders' equity	15 351	16 365

Provisions for pensions and other postretirement benefits	-	6 076

Provisions for postemployment benefits *)	8 189	-

Provisions for taxes	1 260	1 859

Other provisions	2 168	3 271
Total provisions	11 617	11 206

Long-term loans	1 487	1 777

Other long-term liabilities, including minority interest	621	635
Total long-term liabilities	2 108	2 412

Short-term loans	973	632

Other short-term liabilities	8 614	8 062
Total short-term liabilities	9 587	8 694

TOTAL EQUITY, PROVISIONS AND LIABILITIES	38 663	38 677

Changes in Shareholders' equity:
Opening balance January 1	16 365	16 224
Implementation of RR 29 / IAS 19	-1 447	-
Cash dividend	-	-683
Net profit	562	2 466
Translation adjustments	-129	-1 642
Closing balance	15 351	16 365

*) The balance sheet line "Provisions for postemployment benefits" complies with RR 29 "Employee benefits". At January 1, 2003, this provision included amounts previously reported as provisions for pensions and other postretirement benefits 6 076 as well as 969 reported as other provisions, in addition to the one time increase of 1 175 caused by the new principle. Other one time effects were a decrease in long-term financial assets of 834, an increase in intangible assets of 132, and a decrease in provisions for taxes of 430.

**) Reclassifications were made to December 2002 balance sheet to present the Group's deferred tax assets and liabilities as long term, being netted only on a long term basis. This reclassification resulted in a decrease in total assets of 306.

Enclosure 3

CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)
	Jan-March 2003	Jan-March 2002

Profit before taxes	802	761

Depreciation on tangible assets
and goodwill amortization	405	439

Net gain on sales of tangible assets and businesses	-22	-80

Result of associated companies	-5	-1

Taxes	-207	-141

Changes in working capital	-742	-600

Cash flow from operations	231	378

Investments in tangible assets and businesses	-345	-677

Sales of tangible assets and businesses	161	187

Cash flow after investments before financing	47	-112

Change in loans	126	-207

Change in pensions and other postretirement benefits	-	-236

Change in postemployment benefits	17	-

Change in long-term financial assets	-26	-29

Cash effect on short-term financial assets	164	-584

Change in short-term financial assets
January 1	5 530	5 387
Cash effect	164	-584
Exchange rate effect	-33	-61
March 31	5 661	4 742

Change in net interest-bearing
liabilities	Opening balance	Exchange rate effect	Change in items	Acquired and sold businesses	Closing balance

Loans, long- and short-term	2 409	-75	126	-	2 460
Postemployment benefits	8 220	-48	17	-	8 189
Financial assets, long-term	-509	9	-26	-	-526
short-term	-5 530	33	-164	-	-5 661

Net interest-bearing liabilities	4 590	-81	-47	0	4 462

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)

(MSEK unless otherwise stated)

	Full year					Full year
	2001	1/02	2/02	3/02	4/02	2002	1/03

Net sales	43 370	10 665	11 053	10 047	10 665	42 430	10 541
Cost of goods sold	-33 105	-8 155	-8 359	-7 439	-7 891	-31 844	-8 023
Gross profit	10 265	2 510	2 694	2 608	2 774	10 586	2 518

Gross margin, %	23.7	23.5	24.4	26.0	26.0	24.9	23.9

Selling & admin. expenses	-6 747	-1 642	-1 642	-1 620	-1 732	-6 636	-1 619
Other operating income/
expense - net	104	34	-11	-52	69	40	40
Result of associated companies	12	1	7	14	10	32	5
Operating profit	3 634	903	1 048	950	1 121	4 022	944

Operating margin, %	8.4	8.5	9.5	9.5	10.5	9.5	9.0

Financial income & exp. - net	-514	-142	-123	-73	-142	-480	-142
Profit before taxes	3 120	761	925	877	979	3 542	802

Profit margin before taxes, %	7.2	7.1	8.4	8.7	9.2	8.3	7.6

Taxes	-909	-231	-284	-288	-252	-1 055	-225
Profit after taxes	2 211	530	641	589	727	2 487	577

Minority interest	-44	-1	-5	-7	-8	-21	-15

Net profit	2 167	529	636	582	719	2 466	562

Earnings per share
after tax, SEK	19.04	4.64	5.58	5.11	6.34	21.67	4.94

Return on capital employed
for the 12-month period, %	14.9	14.8	15.3	16.0	17.1	17.1	17.4

Equity/assets ratio, %	41.1	41.2	40.0	41.9	43.4	43.4	41.2

Net worth per share, SEK	143	140	133	141	144	144	135

Additions to tangible
assets	1 403	289	322	360	471	1 442	304

Registered number of employees	38 091	38 205	39 926	39 796	39 739	39 739	39 645

Enclosure 5

CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (DIVISIONS/SEGMENTS)*

(MSEK unless otherwise stated)

	Full year					Full year
	2001	1/02	2/02	3/02	4/02	2002	1/03
Industrial Division
External Sales	9 966	2 493	2 513	2 339	2 397	9 742	2 536
Total sales	15 979	3 950	4 040	3 708	3 952	15 650	3 890
Operating result	1 665	376	432	360	457	1 625	370
Operating margin	10.4%	9.5%	10.7%	9.7%	11.6%	10.4%	9.5%
Operating assets and liabilities, net	6 742	6 902	6 536	6 370	6 310	6 310	6 515
Registered number of employees	10 525	10 753	10 647	10 644	10 639	10 639	10 661

Automotive Division
External Sales	13 436	3 457	3 604	3 194	3 228	13 483	3 441
Total sales	15 018	3 831	3 979	3 553	3 567	14 930	3 812
Operating result	407	123	197	110	93	523	174
Operating margin	2.7%	3.2%	5.0%	3.1%	2.6%	3.5%	4.6%
Operating assets and liabilities, net	7 328	7 439	6 886	6 690	6 408	6 408	6 492
Registered number of employees	9 994	9 993	10 012	9 995	9 943	9 943	9 912

Electrical Division
External Sales	1 948	493	504	459	479	1 935	502
Total sales	6 997	1 675	1 771	1 569	1 693	6 708	1 690
Operating result	303	73	109	96	141	419	80
Operating margin	4.3%	4.4%	6.2%	6.1%	8.3%	6.2%	4.7%
Operating assets and liabilities, net	3 329	2 970	2 828	2 820	2 793	2 793	2 810
Registered number of employees	6 647	6 606	8 129	8 091	8 078	8 078	8 064

Service Division
External Sales	13 971	3 176	3 462	3 219	3 644	13 501	3 083
Total sales	15 554	3 539	3 858	3 582	4 061	15 040	3 493
Operating result	1 298	275	361	356	426	1 418	294
Operating margin	8.3%	7.8%	9.4%	9.9%	10.5%	9.4%	8.4%
Operating assets and liabilities, net	2 812	3 090	2 928	2 839	2 759	2 759	2 830
Registered number of employees	4 280	4 350	4 461	4 469	4 531	4 531	4 558

Aero and Steel Division
External Sales	3 983	1 042	962	831	906	3 741	971
Total sales	6 629	1 732	1 628	1 403	1 558	6 321	1 681
Operating result	206	60	63	30	60	213	47
Operating margin	3.1%	3.5%	3.9%	2.1%	3.9%	3.4%	2.8%
Operating assets and liabilities, net	3 715	3 352	3 403	3 421	3 312	3 312	3 159
Registered number of employees	5 264	5 153	5 343	5 202	5 162	5 162	5 110

* Previously published amounts have been reclassified to conform to the current Group structure of 2003.

The financial information per Division is based on SKF's Management reporting. Operating external assets and external liabilities are the items that have been allocated to the Divisions/Segments. Tax and interest-bearing items have been excluded.

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKF (Registrant)
April 17, 2003 (Date)	/s/ LARS G MALMER Lars G Malmer Sr. Vice President, Group Communication